AVANTI SECURITIES CORPORATION

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	6,716
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized holding gain on securities owned		(2,910)
Changes in operating assets and liabilities:		
Other assets		(174)
Prepaid expenses		498
Dividend receivable		(75)
Accounts payable and accrued expenses		892
Net cash provided by operating activities		4,947
Cash and cash equivalents at beginning of year		27,144
Cash and cash equivalents at end of year	$	32,091
Supplemental disclosure:		
Cash paid for taxes	$	60

See accompanying notes to financial statements.